FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of May, 2006


                                 UNILEVER PLC
                (Translation of registrant's name into English)

                  UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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Exhibit 99 attached hereto is incorporated herein by reference.

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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            UNILEVER PLC


                                        /S/ S G WILLIAMS
                                        By  S G WILLIAMS
                                            SECRETARY


Date: May 22, 2006



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                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION

99                          Notice to London Stock Exchange dated
                            22 May 2006 - 'Share Capital Consolidation'


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Exhibit 99


Unilever plc - Share capital consolidation update - 22 May 2006

Unilever plc confirms that the consolidation of its share capital approved by its shareholders at the Annual General Meeting held on 9 May 2006 was finalised at the close of business on 19 May 2006.

Holders of ordinary shares exchanged 20 existing ordinary shares of 1.4 pence each for 9 new ordinary shares of 3 1/9 pence each in the capital of Unilever plc. The issued share capital of Unilever plc is now GBP136,275,682, comprising 4,377,075,492 ordinary shares of 3 1/9 pence each and 100,000 deferred shares of GBP1 each. The new ordinary shares have been admitted to the Official List and to trading on the London Stock Exchange.

As a result of the share capital consolidation, Unilever plc's American Depositary Receipt (ADR), which previously comprised 4 ordinary shares of 1.4 pence each, will comprise 1 new ordinary share of 3 1/9 pence each. ADR holders who held Unilever plc ADRs as at 19 May 2006 will be issued with 0.8 Unilever plc ADRs for each Unilever plc ADR they hold on that date. Dealings in the new Unilever plc ADRs on the New York Stock Exchange will commence on 25 May 2006.